UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of, December 2016

Commission File Number: 001-14534

Precision Drilling Corporation
(Exact name of registrant as specified in its charter)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
 Canada T2P 1G1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	December 12, 2016	PRECISION DRILLING CORPORATION

		By:	/s/Carey T Ford
		Name:	Carey T Ford
		Title:	Senior Vice President & Chief Financial Officer

Exhibit	DESCRIPTION

99.1	PRECISION DRILLING CORPORATION HAS ENTERED INTO AN AGREEMENT TO SWAP ITS CANADIAN COIL TUBING OPERATIONS FOR ESSENTIAL ENERGY SERVICES’ SERVICE RIG BUSINESS